Subject: Drivers Earn More. Riders Pay Less.

Preview Text: Ownership Opportunity Coming Soon!


Vlue
We're fixing the ride share industry with drivers who earn more and riders who pay less.
COMING SOON: You will be able to become an owner of our company on the move.
WEFUNDER

Since its founding, Vlue has been committed to bringing the ride share industry back to the people who use it. For too long, companies like Uber and Lyft have been charging excessive fees for both drivers and riders. Drivers have been stripped of their ability to earn a living wage. Riders have been exploited for needing rides at peak times of the day.

We believe that this is unjust and that the people who use ride sharing services should be put back into the center of the business model. And when we say the 'center of the business model' we are fully backing that up by giving all of our early adopters an incredible opportunity to become owners of our company!

We decided to create an investment opportunity on Wefunder to share the upside of our success with the people who know us best: our family, friends, and customers. You are our foundation.

This opportunity is about building a network of people who share our mission and values. This includes our over 8,000 drivers and the people who use our service regularly. The great thing about Wefunder is that it allows anyone—whether or not they're an accredited investor—to become an angel investor in our company.

Will you join us?

Keep an eye out for our upcoming emails. They will have details on how to get involved!

Thank you for being such a big part of our goals for transparency and fairness in the ride-sharing business. We hope to have you onboard as an owner soon!

Vlue Logistic, LLC is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Subject: Become an Owner of Vlue

Preview Text: Investment Opportunity Coming Soon!



Vlue
We believe that riders deserve transparency and that drivers should earn a living wage.
Investment Opportunity Coming Soon on Wefunder.

We're on a mission to fix the ride sharing industry. Since day one we've been creating an easy-to-use platform that is designed to make sure drivers earn a living wage and that riders aren't constantly getting up-charged when they need rides the most.

Our efforts have been getting noticed lately and we now have over 8,000 drivers using Vlue and that number is growing everyday. And since our company is focused on the well-being of its users, we decided to create an opportunity for our users to become owners.

We are proud to announce that we will be exploring a Community Round investment opportunity soon on Wefunder. For anyone looking to get involved early, we will have a brief reservation period that will get you in line for early-investor perks once the raise goes live.

We're letting our customers and biggest supporters become reservation holders in Vlue for a minimum reservation of $100.

We decided to host a Community Round for Vlue on Wefunder to share the upside of our success with the people who know us best: our family, friends, and customers. You are our foundation.

Our Community Round is about building a network of people who share our mission and values. The great thing about Wefunder is that it allows anyone—whether or not they're an accredited investor—to become an angel investor in our company.

Will you join us?

Keep an eye out for our upcoming emails. They will have details on how to get involved!

Thank you for being such a big part of our goals for transparency and fairness in the ride-sharing business. We hope to have you onboard as an owner soon!

Vlue Logistic, LLC is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Subject: You can now reserve ownership in Vlue!

Preview Text: Become an owner in the company and share in our growth.


Vlue
You can now reserve shares in our company.
We expect to sell out, so we're giving you an opportunity to get in first!
Reserve Now
Vlue
Vlue

Our Wefunder campaign is now live! You're invited to join our exclusive soft round during our testing the waters phase before we go live to the public. We expect to sell out, so we're giving our biggest supporters an opportunity to get in first. Check out our Wefunder page (don't miss the Perks!) and make a reservation here: https://wefunder.com/vlue

We're on a mission to bring the ride share industry back to the people who use it everyday. For too long, both drivers and riders have been getting charged excessive fees to increase revenues for companies like Uber and Lyft. What started as a simple technology to match drivers and riders has become a financially oppressive business model that intends to replace drivers completely.

The ride share concept is proven but the purpose has been forgotten. We're here to bring transparency and fairness back to the industry by putting riders and drivers back into the center of focus. At Vlue, this means that our earliest adopters and believers can become owners at an investment level that is reasonably affordable.

We hope you'll join us by reserving ownership in our vision. It costs you nothing now and will give you early access to our campaign when it officially launches.

In the past year, Vlue has achieved a lot:

- We have over 8,000 drivers signed up with Vlue in the Miami area.
- We've signed a bunch of new partnership deals
- Our user support infrastructure is better than ever.

…and we're so excited to do even more!

This round of funding will allow us to:

- Expand our reach across Florida and beyond.
- Increase our marketing efforts.
- Launch our new services in the $532B freight industry.

We're really excited about the growth that Vlue has seen over the last few months. And we have even more exciting plans for continuing to ramp up our growth in the coming year, with your help!

Reserve your shares NOW at https://wefunder.com/vlue

price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

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Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

